AllianceBernstein Global High Income Fund                                                                                                           Exhibit 77C
 [811-07732]

The Annual Meeting of Stockholders of AllianceBernstein Global High Income Fund, Inc. was held on March 31, 2009.

A description of the proposal and number of shares voted at the Meeting are as follows:

1.	To elect a Class One Director (term expires in 2010):

Director	Voted for	Authority Withheld
Robert M. Keith	67,045,670	2,870,219

2.	To elect Class Three Directors (terms expire in 2012):

Director	Voted for	Authority Withheld
Garry L. Moody	67,091,931	2,823,958
Marshall C. Turner	67,046,408	2,869,481
Earl D. Weiner	67,029,679	2,886,210

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